UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

25065D100

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 25065D100	Page 2 of 9 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 802,530
	9.	Sole dispositive power 0
	10.	Shared dispositive power 802,530
11.	Aggregate amount beneficially owned by each reporting person 802,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 25065D100	Page 3 of 9 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 802,530
	9.	Sole dispositive power 0
	10.	Shared dispositive power 802,530
11.	Aggregate amount beneficially owned by each reporting person 802,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 25065D100	Page 4 of 9 Pages

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 802,530
	8.	Shared voting power 0
	9.	Sole dispositive power 802,530
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 802,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. 25065D100	Page 5 of 9 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 802,530
	8.	Shared voting power 0
	9.	Sole dispositive power 802,530
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 802,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 25065D100	Page 6 of 9 Pages

This Amendment No. 7 to the joint statement on Schedule 13D filed by the undersigned on May 21, 2008, with respect to the common stock, par value $.01 per share, of Destination Maternity Corporation, a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on September 25, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on June 24, 2010, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on March 22, 2011, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on April 29, 2011, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on May 13, 2011, and as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on March 19, 2013 (the Initial Filing, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 802,530 shares of Common Stock for $7,931,362.14 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.’

2.	Item 5(a,b) of the Schedule 13D shall hereby be amended and restated in full as follows:

‘(a,b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,536,429 shares of the Common Stock issued and outstanding as of May 3, 2013, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2013. All of the share numbers reported below, and on each Reporting Person’s cover page to the Schedule 13D, are as of May 13, 2013, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 802,530 shares of Common Stock. The GP, as sole general partner of the Fund, also has the sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP and the Fund. Accordingly, each of the Reporting Persons beneficially owns 802,530 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 802,530 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock.’

3.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

‘(c) No Reporting Person, other than the Fund as set forth below in this Item 5(c), effected any transaction in securities in the class of Common Stock during the period (the “Reporting Period”) from March 20, 2013 (the day after the filing of the most recent amendment to the Schedule 13D) to May 13, 2013.

CUSIP No. 25065D100	Page 7 of 9 Pages

The Fund has made the purchases and sales of shares of Common Stock set forth in the table below during the Reporting Period:

Date of Purchase / Sale	Shares Purchased / (Sold)	Avg. Purchase/ Sale Price per Share ($)

03/20/2013	(13,112)	$23.4037

03/22/2013	(1,263)	$23.4422

03/25/2013	(200)	$23.8000

03/26/2013	(6,957)	$23.6455

03/28/2013	(3,200)	$23.6586

04/1/2013	(100)	$23.6500

04/2/2013	(1,600)	$23.6269

04/8/2013	(2,686)	$23.5372

04/9/2013	(1,800)	$23.4615

04/10/2013	(10,047)	$23.6728

04/11/2013	(7,093)	$24.2443

04/25/2013	(6,714)	$23.6904

04/29/2013	(3,286)	$23.4546

04/30/2013	(5,000)	$23.5915

05/3/2013	(4,200)	$23.8115

05/7/2013	(10,000)	$23.9494

05/8/2013	(20,700)	$24.1928

05/9/2013	(133,940)	$24.3806

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Sales have been aggregated daily, and sale prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).’

4.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of May 13, 2013. Each of the below listed transactions was conducted in the ordinary

CUSIP No. 25065D100	Page 8 of 9 Pages

course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date Sold by Fund	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
03/28/2013	$1.6500	45	$22.50	05/18/2013

04/10/2013	$1.6500	50	$22.50	05/18/2013

05/02/2013	$0.5500	200	$25.00	08/17/2013

05/03/2013	$1.5000	100	$22.50	06/22/2013

05/10/2013	$0.5750	200	$25.00	06/22/2013

Prior to the Reporting Period, the Fund sold Call Options with respect to an aggregate of 1,255 lots of 100 underlying shares of Common Stock, all of which expire on May 18, 2013 and are outstanding as of May 13, 2013. Call options with respect to 50 of these lots have a strike price per share of $25.00, and the Call Options with respect to the remaining 1,205 of these lots have a strike price per share of $22.50.

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of the Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.’

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 25065D100	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 13, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman